

03 APR 29 AM 7:21

April 15, 2003



03022363

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-05 for iTech's file.

Yours truly,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dlw 6/5

#2450 - 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 E-mail: itech@itechcapital.com

Reg. No 82-3200


iTech Capital Corp.

NEWS RELEASE

April 15, 2003 **TSX Trading Symbol: ITE**

News Release #03-05

*i*Tech Capital's Wholly Owned Subsidiary SIRIT Technologies Inc. Announces Addition of New Chief Technology Officer (CTO)

Radio Frequency Identification (RFID) technology trailblazer joins the SIRIT team. Loek d'Hont developed some of the RFID industry's most popular applications.

SIRIT Technologies Inc. ("SIRIT") a wholly owned subsidiary of *i*Tech Capital Corp. ("*i*Tech") (TSX: ITE) is pleased to announce that Loek d'Hont has joined the organization as CTO.

Mr. d'Hont is one of the most recognized figures in the RFID industry having played a key role in cultivating RFID technology from a seminal idea into an applied solution. As United States Engineering Manager at Texas Instruments RFID (**TI-RFid™**) Mr. d'Hont oversaw the development of the Exxon/Mobil Speedpass™ payment system, perhaps the single most familiar retail RFID system in the world, and still holds the system's original patents. He has designed RFID systems since 1986 and holds more than 25 registered patents. D'Hont spent almost 20 years at Texas Instruments, having helped create Texas Instruments' electronic toll collection technology that was eventually purchased as part of the acquisition of Texas Instruments' Highway Systems Divisions by SIRIT in 1997. Mr. d'Hont also held lead engineering positions in Texas Instruments' defense systems, semiconductor and consumer electronics groups.

Mr. d'Hont joined the RFID startup company Matrics Inc., based in Columbia, MD in 2001 as Vice President of Engineering where he worked for two years to bring a leading edge RFID development to commercial prominence and success. As previously announced, SIRIT and Matrics have a strategic partnership to develop solutions using Matrics' core technology.

"Loek d'Hont has been a pioneering leader and inventor in our industry, developing some of the most visible RFID applications on the market, such as Exxon/Mobil Speedpass™ and technology used to collect tolls electronically," said Michael Houle, President and Chief Operating Officer of SIRIT. "Loek's experience, engineering skills, and vision will be tremendous asset to SIRIT as we continue to enhance our market position and leadership."

About SIRIT Technologies Inc.:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT Technologies Inc., visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing & Strategy
Tel.: 1-800-498-8760 ext. 225
mail@siritcorp.com